SEN-JAM PHARMACEUTICAL, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Sen-Jam Pharmaceutical, LLC
Huntington, New York

We have reviewed the accompanying financial statements of Sen-Jam Pharmaceutical, LLC, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 5, 2022

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SEN-JAM PHARMACEUTICAL, LLC
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	64,679
TOTAL CURRENT ASSETS		64,679
OTHER ASSETS		
Intangible assets - patents		717,758
TOTAL ASSETS	$	782,437

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	20,984
Note payable - related party		187,489
Convertible notes and accrued interest - current poriton		451,720
TOTAL CURRENT LIABILITIES		660,193
LONG-TERM LIABILITIES		
Convertible notes and accrued interest		217,981
TOTAL LONG-TERM LIABILITIES		217,981
TOTAL LIABILITIES		878,174
MEMBERS' EQUITY		
Capital contribuions		1,085,834
Accumulated deficit		(1,181,571)
TOTAL MEMBERS' EQUITY		(95,737)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	782,437

See independent accountant's review report and accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL, LLC
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
Amortization expense	52,813
General and administrative	113,752
Professional fees	6,190
Research and development	89,204
Sales and marketing	6,147
TOTAL OPERATING EXPENSES	268,106
NET OPERATING LOSS	(268,106)
OTHER EXPENSES	
Interest expense	(45,076)
TOTAL OTHER EXPENSES	(45,076)
NET LOSS	$ (313,182)

See independent accountant's review report and accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL, LLC
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Capital Contributions	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	$ 1,085,834	$ (868,389)	$ 217,445
Net loss	-	(313,182)	$ (313,182)
ENDING BALANCE, DECEMBER 31, 2021	**$ 1,085,834**	**$ (1,181,571)**	**$ (95,737)**

See independent accountant's review report and accompanying notes to financial statements.

SEN-JAM PHARMACEUTICAL, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(313,182)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense		52,813
Increase (decrease) in liabilities:		
Accounts payable		20,984
Accrued interest		47,565
CASH USED FOR OPERATING ACTIVITIES		**(191,820)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(148,252)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES		**(148,252)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable - related party		185,000
Issuance of convertible notes in exchange for services		40,000
Issuance of convertible notes		167,511
CASH PROVIDED BY FINANCING ACTIVITIES		**392,511**
NET INCREASE IN CASH		**52,439**
CASH AT BEGINNING OF YEAR		**12,240**
CASH AT END OF YEAR	**$**	**64,679**

CASH PAID DURING THE YEAR FOR:		
INTEREST	**$**	**-**
INCOME TAXES	**$**	**-**

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Sen-Jam Pharmaceutical, LLC (the "Company") was incorporated in the State of Delaware on August 21, 2017. The Company is a pharmaceutical development company. The Company is focused on improving clinical outcomes for patients battling opioid use disorder, viral respiratory infections from coronaviruses such as COVID-19 and other painful inflammation and toxin-induced conditions, including arthritis, vaccinations, and even the infamous hangover. Using their patented proprietary technology and the accelerated 505(b)2 pathway, the Company is on a mission to revolutionize the way we treat pain, and the way the business of pain relief treats humanity.

Going Concern
Since Inception, the Company has relied on funds from convertible notes and member contributions issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce.

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)
Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Intangible Assets - Patents
The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $52,813 for the year ending December 31, 2021.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that their financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payment will be generally collected upfront. For the year ending December 31, 2021, the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes

The Company has issued several convertible promissory notes. In 2020, seventeen promissory notes were issued for a total of $395,075 with 8-10% APRs, 0%-20% discount rates, and maturity dates in 2022. In 2021, an additional ten promissory notes were issued for a total of $210,000 with 8% APRs, 0%-20% discount rates, and maturity dates in 2023.

4. Notes Payable – Related Party

During 2021, a related party (majority member) provided loans to the Company totaling $185,000 as of December 31, 2021. The loan carries an 8% interest rate per annum and management intends to pay back the loan within the next year. The Company recorded accrued interest on the loan of $2,489 as of December 31, 2021.

5. Equity

Member Units
Under the operating agreement, the Company has the authority to issue 10,000,000 Member Units. As of December 31, 2021, 9,595,000 units have been issued and are outstanding.

5. Equity (continued)

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests ("Incentive Units") to members, employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. As of December 31, 2021, the Company has issued 690,000 shares of the membership units and has reserved an additional 405,000 shares for options for future issuance.

The 690,000 previously issued shares were fully vested upon issuance and the additional 405,000 have not been issued as of December 31, 2021.

6. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 21, 2017, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. Subsequent Events

Convertible Notes Issued – Crowdfunding
The Company is currently raising funds on Wefunder through the issuance of convertible notes. The convertible notes carry a $20,000,000 - $25,000,000 valuation cap, 20% discount and 8% interest rate. The notes have a maturity date of 24-months from their effective dates. As of April 5, 2022, the Company has commitments of $662,965 from 226 investors. A total of $613,740 of the $662,965 has been paid out to the Company. The Company received $603,190 of cash; the difference of which is due to the commission fee paid to Wefunder.

Related Party Note Payable
In 2022, the Company repaid the related party note payable in its entirety.

Managements Evaluation
The Company has evaluated subsequent events through April 5, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.